May 9, 2008

Morgan Youngwood,
Staff Accountant,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	IMS Health Incorporated
File No.001-14049

Dear Mr. Youngwood:

On behalf of IMS Health Incorporated (the “Company”), we respond to the Staff’s letter, dated April 30, 2008, with comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007, filed on February 25, 2008, and on Form DEF 14A filed on March 17, 2008.

For ease of reference, we reproduce below the comments contained in the Staff’s comment letter, and include under each comment the Company’s response.

In some of the Company’s responses, we have proposed sample disclosure to illustrate the general approach to be followed in future filings.  Obviously, actual disclosure in future filings might change based on the facts and circumstances for the period discussed.

Form 10-K for the fiscal year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Operating Revenue, page 24

1.                                      Item 303(a)(3)(iii) of Regulation S-K requires that material changes in revenues be accompanied by a narrative discussion of the extent to which such increases are attributable to changes in prices or to increases in volume.  Currently, your discussion of operating revenue growth in MD&A is summary and merely attributes overall revenue growth to revenue growth in particular regions or the consulting and services line of business, without any further explanation, other than to state that approximately one third of the revenue growth in consulting and services in the prior two fiscal years was attributable to acquisitions.  In your response, please provide us with proposed disclosure that, in accordance with Item 303(a)(3)(iii) of Regulation S-K, provides a narrative discussion of the extent to which your 12% revenue growth in each of the prior two fiscal years is attributable to changes in prices or increases in volume.

The Company respectfully acknowledges the Staff’s comment and would like to inform the Staff that the Company included disclosure in its Operating Revenue section of MD&A on page 24 of its Form 10-K for the Fiscal Year Ended December 31, 2007, that explained how much of the Company’s overall 11.9% revenue growth was attributable to the positive effect of foreign exchange (3.8 percentage points) and acquisitions (2.1 percentage points).  The Company then explained in the Summary of Operating Revenue section, also on page 24, the drivers of revenue growth excluding the effect of foreign exchange in the context of its business lines, geographies and consulting & services performance as management believed that such presentation would provide useful information to investors regarding revenue trends.  The Company would also like to inform the Staff that in accordance with Item 303(a)(3)(iii) of Regulation S-K, it will add additional narrative disclosure in future filings highlighting revenue growth  due to increases in the volume of purchases from its existing customers, if applicable.  The Company proposes the following, or similar disclosure, that would be included in the Operating Revenue section of its MD&A, if applicable:

“In addition to these factors, our revenue growth in both years was due to higher purchases of products and consulting offerings from existing customers.”

The Company would also like to respectfully inform the Staff that 22% of its revenue was derived from Consulting & Services offerings in 2007. These offerings are value-priced based on each customer’s unique set of requirements, and accordingly the Company cannot report revenue growth due to price changes.  Note that the Company operates in many different countries with varying and sometimes unique offerings in each with different list prices.  Moreover, client arrangements in these different countries for the Company’s Information & Analytics products are individually negotiated with clients and hence may vary.  As a result, the Company cannot provide a more expansive discussion with regards to the impact of price increases on operating revenue growth.

Quarterly Financial Data (Unaudited), page 110

2.                                      We note your selected quarterly financial data includes operating costs exclusive of external-use software amortization.  Question 17 of the FASB Staff Implementation Guide to SFAS 86 indicates that the amortization of external-use software amortization should be classified as cost of sales, or in your case, operating costs.  Therefore, please revise your presentation in future filings to include external-use software amortization in operating costs.

The Company respectfully acknowledges the Staff’s request and notes that, in future filings, the Company will include external-use software amortization in operating costs in its quarterly financial data tables, as indicated by Question 17 of the FASB Staff Implementation Guide to SFAS 86.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 112

3.                                      We note the statement in your Form 10-K that “controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives….” In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the period covered by the report.  In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are effective at that reasonable assurance level.  In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

The Company respectively acknowledges the Staff’s comments and confirms that its CEO and CFO did conclude that the Company’s disclosure controls and procedures were effective at the level of reasonably assuring that the desired control objectives would be achieved.  In subsequent filings, the Company will not include the following language under Evaluation of Disclosure Controls and Procedures:  “In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company’s disclosure controls and procedures are designed to do. Thus, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.”

Definitive Schedule 14A

Compensation of Executive Officers

Potential Payments Upon Termination or Change of Control, page 56

4.                                      In comment 5 of our letter dated August 21, 2007 regarding your Definitive 14A filed March 29, 2007, we asked you to revise the disclosure in your Compensation Discussion and Analysis to give appropriate consideration to why Mr. Carlucci’s potential payouts upon termination or change-in-control are significantly higher than the other named executive officers.  In your response to that prior comment, you indicated that you would provide a fuller explanation of this matter in your 2008 proxy statement.  Please direct us to this disclosure in your 2008 proxy statement.  If that disclosure does not appear, please provide us with proposed disclosure to be included in your 2009 proxy statement.

The Company respectfully informs the Staff that in response to comment 5 of the Staff’s letter dated August 21, 2007, which requested additional disclosure in the Compensation Discussion and Analysis (“CD&A”) relating to termination and change-in-control payments to the Chief Executive Officer (“CEO”), the Company expanded its CD&A discussion regarding such payments to the CEO in its 2008 proxy statement under the caption “Severance Policies” beginning on page 35.

The second paragraph of that section, which was almost entirely new text in 2008, stated:

“The protection we provide, including the level of severance payments and post-termination benefits, is appropriate and within the range of competitive practice. Severance payments are determined as a multiple of salary and annual incentive, with payments for a qualifying termination before a change in control of two times salary and annual incentive provided to our CEO and COO and lower multiples of salary and annual incentive for other named executive officers, and payments for a qualifying termination in a defined period following a change in control of three times salary and annual incentive for our named executive officers other than Mr. Boggs (who is at two times).  In the case of the CEO and COO, the levels of salary and annual incentive are commensurate with their responsibilities and the competitive marketplace and therefore higher than other executives, which results in substantially higher potential severance payments. We believe our levels of severance payments are appropriate because (i) our severance multiples are within the mainstream for severance arrangements for U.S.-based executives of public companies, (ii) if we declined to provide this competitive benefit, recruitment could be more difficult, (iii) payment of severance secures valuable business protection covenants for the Company, and (iv) the severance arrangements serve as a pre-set mechanism for an orderly transition to new leadership if and when the Board were to determine such transition to be in our best interests.  In structuring severance arrangements, we do not provide for reductions in payments based on the amount of other compensation the executive might receive following termination, including the then value of prior equity awards or benefits under retirement plans earned for past service. Employee severance payments, including those made to our executives, are intended to make up for the loss of opportunity to continue in our employment and to provide a financial bridge until other employment is secured.”

Among other points made in this paragraph, the Company points out that for terminations triggering severance, the severance multiplier for the CEO is two times the sum of salary and annual incentive before a Change in Control (the same as for the Chief Operating Officer) and is three times the sum of salary and annual incentive for such a termination within two years after a Change in Control (the same as for three of the four other named executive officers).  Thus, as noted in the disclosure quoted above, the difference in amounts payable to the CEO as compared to other named executive officers results mainly from the fact that the CEO’s salary and annual incentive amounts are higher than those of other executive officers.  The reasons that the Company pays the CEO at higher rates of salary and annual incentive are noted in the above paragraph and also explained elsewhere in the CD&A on pages 26 to 29.  The above-quoted paragraph also explains the Company’s rationale for providing these termination benefits.

The Company also expanded its discussion of severance policies and arrangements in the CD&A on pages 35 and 36 of its 2008 proxy statement to explain significant differences in policies affecting other named executive officers.

The Company would expect to include similar disclosure in its CD&A included in future proxy statement and Form 10-K filings, where material to an investor’s understanding of the Company’s compensation program for executive officers.

*              *              *              *              *

In connection with its responses to the comments set forth above, the Company acknowledges to you that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these materials, please feel free to call me at (203) 845-5228.

Very truly yours,

/s/ Leslye G. Katz

Leslye G. Katz
Senior Vice President and
Chief Financial Officer
(principal financial officer)
cc:	James D. Edwards
(Chair, IMS Audit Committee)

David R. Carlucci
Robert H. Steinfeld
Harshan Bhangdia
(IMS Health Incorporated)